Mail Stop 6010

March 27, 2008

E. Gerald Kay
Chairman and Chief Executive Officer
Integrated BioPharma, Inc.
225 Long Ave.
Hillside, New Jersey 07205

Re: **Integrated BioPharma, Inc.**
Preliminary Information Statement on Schedule 14C
Filed March 20, 2008
File No. 1-31668

Dear Mr. Kay:

We have limited our review of your filing to the issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Summary of Private Placement Transaction

1. Please revise your disclosure to describe the conversion terms of the securities issued in the private placement.

Amendment to Certificate of Incorporation

General Effect of the Proposed Amendment and Reasons for Approval

2. Please clarify whether the number of shares presently reserved for issuance already includes the shares necessary to meet your obligations under the private placement. We note that under the subheading "*Availability*" you disclose that the stock reserved for issuance already includes the shares under the private placement. However, under the subheading "*Future Issuances*" you disclose that "[e]xcept for the private placement described herein, there are no present agreements, understandings, or plans for the issuance of any of the additional shares that would be authorized by the amendment."

3. Please disclose whether the increase in authorized shares is necessary to meet your obligations under the private placement.

*   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

•   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

E. Gerald Kay
Integrated BioPharma, Inc.
March 27, 2008
Page 3

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	Please contact Sebastian Gomez Abero at (202) 551-3578 or me at (202) 551-3715 with any questions.


Sincerely,

Jeffrey P. Riedler
Assistant Director

cc:	Andrew H. Abramowitz, Esq.
	Greenberg Traurig, LLP
	200 Park Avenue
	New York, New York 10166